SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section

NOV 26 2008

Washington, DC

SEC FILE NUMBER
8- 43206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-07 (MM/DD/YY) AND ENDING 09-30-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Templeton/Franklin Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway

(No. and Street)

San Mateo (City) (State) 94403-1906 (Zip Code)

DELFINA A. KLEIN Commission # 1714320 Notary Public - California San Mateo County My Comm. Expires Jan 2011

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran (650)525-7510

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.

(Name - *if individual, state last, first, middle name*)

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

DEC 10 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Corcoran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Templeton/Franklin Investment Services, Inc., as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on
This 21 day of November, 20 08
By Michael John Corcoran
~~Personally known to me or~~ proved to me on the basis of
Satisfactory evidence to be the person(s) who appeared before me

DELFINA A. KLEIN
Commission # 1714320
Notary Public - California
San Mateo County
My Comm. Expires Jan 5, 2011

Notary Public 11/21/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule I5c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)* (3).

PRICEWATERHOUSECOOPERS

Templeton/Franklin Investment Services, Inc. and Subsidiary

Report on Audit of Consolidated Statement of Financial Condition as of the fiscal year ended September 30, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

Board of Directors of
Templeton/Franklin Investment Services, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Templeton/Franklin Investment Services, Inc. (an indirect wholly-owned subsidiary of Franklin Resources Inc.) and subsidiary as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 21, 2008

Templeton/Franklin Investment Services, Inc. and Subsidiary
Consolidated Statement of Financial Condition
as of the fiscal year ended September 30, 2008

Assets	
Cash and cash equivalents	$ 2,551,649
Commission and distribution fees receivable	333,488
Investment securities, trading, at fair value	229,275
Prepaid expenses and other	20,073
Total assets	$ 3,134,485
Liabilities and Stockholder's Equity	
Liabilities	
Commission and distribution payable	$ 784,689
Accounts payable and accrued expenses	235,596
Due to affiliates	809,143
Deferred taxes	37,511
Taxes payable	3,233
Total liabilities	1,870,172
Commitments and Contingencies (Note 8)	
Stockholder's Equity	
Common stock, $10 par value, 10,000 share authorized; 100 shares issued and outstanding	1,000
Capital in excess of par value	32,540,043
Accumulated deficit	(31,276,730)
Total stockholder's equity	1,264,313
Total liabilities and stockholder's equity	$ 3,134,485

See Notes to Consolidated Financial Statement.

1. Business

Nature of Operations
Templeton/Franklin Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Templeton Worldwide, Inc. (the "Parent"), which is an indirect wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin"). The Company is registered with the United States Securities and Exchange Commission as a broker dealer.

The Company's subsidiary, Templeton Franklin Global Distribution Ltd. ("TFGD"), is a corporation organized under the laws of the commonwealth of Bermuda. TFGD provides investment advice, consultation, marketing, distribution and management or administrative services to its sponsored funds. It earns revenue from providing these services to its sponsored funds (the "Funds") based on a percentage of assets under management. All services are provided under contracts that set forth the fees to be charged and the basis for such fees.

Risks and Uncertainties
During fiscal 2008, the Company and Franklin operated in a period of sustained volatility in the global financial markets resulting from a credit and liquidity crisis in the United States. Although the United States and international governments coordinated efforts to stabilize the financial markets, the economic outlook is uncertain. These market pressures have continued through October and November resulting in a decline in assets under management, and if such conditions continue, it could result in a reduction in operating results.

2. Significant Accounting Policies

Basis of Presentation
The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America, which require us to estimate certain amounts. Actual amounts may differ from these estimates.

Consolidation
The Consolidated Financial Statements include the accounts the Company and its wholly-owned subsidiary (collectively, "we", "us", or "our") consolidated under Financial Accounting Standards Board ("FASB") Financial Accounting Standards No. 94, *Consolidation of All Majority-owned Subsidiaries* ("SFAS 94"). All material inter-company accounts and transactions have been eliminated from the Consolidated Financial Statements.

Cash and Cash Equivalents
These include demand deposits with banks and other highly liquid investments, including money market funds (for which an affiliate acts as investment adviser), which are readily convertible into cash. Due to the short-term nature and liquidity of cash and cash equivalents, the carrying amounts of these assets in the Consolidated Statement of Financial Condition approximated fair value.

Investment Securities, Trading
These securities are carried at fair value with changes in the fair value of these securities recognized as gains and losses currently in earnings. Trading securities include investments in common stock.

Deferred Sales Commissions
Sales commissions paid to investment advisors in connection with the sale of Franklin Floating Rate Fund Plc Class A shares sold without a front-end sales charge are capitalized and amortized on a straight-line basis over a period of 18 months, the periods in which we estimate that they will be recovered from distribution plan payments or from contingent deferred sales charges. The balance of deferred sales commissions is included in prepaid expenses and other.

Income Taxes
We are included in the consolidated federal and combined California state income tax returns for Franklin. We also file a separate Florida state income tax return.

Under an inter-company tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to us using the separate return method except for tax benefits arising from our net operating losses, which are utilized by Franklin under the Agreement for federal and California state tax purposes. As a result of this exception to the separate company method, we do not record in our balance sheet deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated by us. To the extent that on a separate company basis a valuation allowance against these deferred tax assets would be required, that valuation allowance would also be transferred to Franklin. We track these net operating loss deferred tax assets in a separate memorandum account and assess them for continuing need for a valuation allowance on a separate company basis. If, on a separate company basis the valuation allowance were released, the release of such valuation allowance would be reflected in our income statement in the year of release. Consistent with the Agreement, upon release of the valuation allowance the deferred tax asset would be treated, at that time, as having been settled with the Parent.

Consistent with the separate company method, and other than as described above, we recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

Determination of Fair Value
Substantially all of the Company's financial instruments, as defined in Statement of Financial Accounting Standards No. 107 *Disclosures about Fair Value of Financial Instruments* are recorded at fair value or contractual amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

3. New Accounting Standards

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The adoption of SFAS 162 is not expected to have a material impact on our Consolidated Financial Statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits entities to irrevocably elect fair value as the measurement method for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS 159 provides the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The difference between carrying value and fair value at the election date is recorded as a cumulative effective adjustment to opening retained earnings. SFAS 159 is effective as of the beginning of the first fiscal

year that begins after November 15, 2007. The adoption of SFAS 159 is not expected to have a material impact on our Consolidated Financial Statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP No. FAS 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13*, which amends SFAS 157 to exclude FASB Statement No. 13, *Accounting for Leases* ("SFAS 13"), and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13 from the scope of SFAS 157, and issued FSP No. FAS 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items recognized or disclosed at fair value on an annual or more frequently occurring basis, until fiscal years beginning after November 15, 2008. In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active*, which clarifies the application of SFAS 157 for determining the fair value of a financial asset when the market for that asset is not active. The adoption of SFAS 157 is not expected to have a material impact on our Consolidated Financial Statements with respect to financial assets and financial liabilities. We continue to evaluate the impact that the adoption of SFAS 157 will have on our Consolidated Financial Statements with respect to nonfinancial assets and nonfinancial liabilities.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for related interest and penalties. Under FIN 48, a company must determine for each tax position whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to beginning retained earnings. The adoption of FIN 48 on October 1, 2007 resulted in a reduction to beginning retained earnings of $2,868 as described in Note 6 – Income Taxes.

4. Cash and Cash Equivalents

The following is a summary of cash and cash equivalents at September 30, 2008:

	Amount
Cash and cash due from banks	$ 2,352,244
Money market funds	199,405
Total cash and cash equivalents	$ 2,551,649

Included in cash and cash due from banks are deposits with two financial institutions totaling $1,548,766, of which $1,269,068 represents an exposure to concentration of credit risk as these amounts are in excess of Federal Deposit Insurance Corporation insured limits. We periodically review concentrations and credit exposures from significant counterparties. Money market funds are held with affiliates.

5. Investment Securities, Trading, at Fair Value

Investment securities owned consist of our investment in NASDAQ common stock. As of September 30, 2008 the investment securities had a cost basis of $132,000 and net unrealized gain of $97,275. The total fair value of investment securities at September 30, 2008 amounted to $229,275.

6. Income Tax

We determine our income tax provision on a separate company basis as if it were the corporate tax payer without consideration of the tax sharing agreement with Franklin. At that time, we will then apply the tax sharing policy and adjustments to deferred tax assets and liabilities, if any, are reflected in shareholder's equity (See Note 2 – Significant Accounting Policies).

During the year ended September 30, 2008, we recognized a deferred tax benefit related to investment securities, trading of $18,664 which was reflected in stockholder's equity, resulting in no income tax benefit for the period.

The major components of the net deferred tax liability as of September 30, 2008 were as follows:

	Amount
Deferred taxes	
Separate filing state tax net operating loss carry-forwards	$ 291,071
Total deferred tax assets	291,071
Valuation allowance for tax carry-forwards	(287,234)
Deferred tax assets, net of valuation allowance	3,837
Unrealized gain on investment securities, trading	41,348
Total deferred tax liabilities	41,348
Net deferred tax liability	$ 37,511

We maintain memorandum accounting of our federal and California net operating loss carry-forwards for which Franklin has received an income tax benefit on its tax return.

At September 30, 2008, we had approximately $16.7 million in federal net operating loss carry-forwards expiring between 2009 and 2028. The tax impact of those loss carry-forward amounts is approximately $5.9 million. We have not realized the federal net operating losses due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

At September 30, 2008, we had approximately $7.1 million in California state net operating loss carry-forwards expiring between 2013 and 2015. The tax impact of those loss carry-forward amounts is approximately $0.4 million and is fully offset by a valuation allowance. We have not realized the California state net operating losses due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

At September 30, 2008, we had approximately $8.1 million in Florida state net operating loss carry-forwards expiring between 2020 and 2028. The tax impact of those loss carry-forward amounts is approximately $0.3 million and is offset by a valuation allowance adjusted by a deferred tax liability of $3,837. We have not realized the Florida state net operating losses due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years, except for $3,837 as an affect to other deferred tax liability relating to Florida.

On October 1, 2007, we adopted the provisions of FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements for a tax position taken or expected to be taken in a tax return. FIN 48 requires that the tax effects of a position be recognized only if it is more-likely-than-not to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. The difference between the tax benefit recognized in the financial statements for a tax position in accordance with FIN 48 and the tax benefit claimed in the income tax return is referred to as an unrecognized tax benefit.

The adoption of FIN 48 resulted in a net decrease to beginning retained earnings of $2,868, which was reflected as a cumulative effect of a change in accounting principle, with a corresponding $3,233 increase to the liability for unrecognized tax benefits, a $1,180 increase to accrued expenses for interest and penalties, and a $1,545 increase to deferred tax assets. The increase in the liability for unrecognized tax benefits primarily reflects accruals for state taxes. The increase in deferred tax assets reflects the corresponding U.S. federal tax benefit resulting from the increase in the liability for unrecognized tax benefits.

At September 30, 2008, we had $3,233 in gross unrecognized tax benefits. There were no additions, reductions, settlements, or expirations of statute of limitations in the current year. If recognized, all of this amount, net of any deferred tax benefits, would favorably affect our effective income tax rate in future periods. The Company classifies the accrual for unrecognized tax benefits in taxes payable.

It is the Company's policy to recognize the accrual of interest on uncertain tax positions in interest expense and the accrual of penalties in other operating expenses. Accrued interest at September 30, 2008 was approximately $1,180.

The Company is included in the consolidated U.S. federal and consolidated California state tax returns for Franklin. The Company also files a separate Florida state income tax return. The Company is subject to examination by the taxing authorities in these jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: U.S. federal and the state of Florida 2005 to 2008.

It is reasonably possible that the total unrecognized tax benefit as of September 30, 2008 could decrease by an estimated $1,097 within the next twelve months as a result of the expiration of statutes of limitations in the U.S. federal and state tax jurisdictions.

7. Liabilities Subordinated to Claims of General Creditors

For the period ended September 30, 2008, we did not have any liabilities subordinated to claims of general creditors.

8. Commitment and Contingencies

Legal Proceedings
From time to time, the Company and/or its subsidiary may be named as a defendant in litigation related to claims arising in the normal course of business. To the best of our knowledge, the Company and its subsidiary were not named in any such litigation during the year ended September 30, 2008, and are not now named in any such litigation.

9. Related Party Transactions

We periodically enter into transactions during the ordinary course of business with affiliates, which are reflected through inter-company accounts. Amount due to affiliates relate to these transactions.

Franklin has agreed to continue to provide the financial support necessary to fund our operations.

10. Net Capital Requirement

We are subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, we are required to maintain a minimum net capital of either the greater of 6-2/3% of aggregate indebtedness or $5,000. In addition, we are required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2008, we had net capital of $560,203 which was $555,203 in excess of its required net capital of $5,000. Our ratio of aggregate indebtedness to net capital was 0.10 to 1.

END